                                                   ----------------------------
                                                           OMB APPROVAL
                                                   ----------------------------
                                                   OMB Number:        3235-0415
                                                   Expires:    October 31, 1997
                                                   Estimated average burden
                                                   hours per response . . 14.90
                                                   ----------------------------

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                View Tech, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $.0001 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  926707-10-0
--------------------------------------------------------------------------------
                                (CUSIP Number)

          John L. Bronson, Esq., Jager, Smith, Stetler & Arata, P.C.
                            One Financial Center,
                               Boston, MA 02111
                                (617) 951-0500
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               December 31, 1996
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 926707-10-0                                     PAGE X OF X PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Telcom Holding, LLC
        04-3343863
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            975,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            975,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        975,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        14.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        00

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page X of X pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 926707-10-0                                     PAGE X OF X PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paul C. O'Brien
        ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF 00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            975,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            975,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        975,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        14.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page X of X pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 926707-10-0                                     PAGE X OF X PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mark P. Kiley
        ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF 00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            975,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            975,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        975,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        14.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page X of X pages

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, $.0001 par value per share ("Common Stock"), of View Tech, Inc., a Delaware corporation ("View Tech"), with its principal executive offices at 950 Flynn Road, Camarillo, CA 93012.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is filed by (i) Telcom Holding, LLC, a limited liability company organized under the laws of Massachusetts ("Telcom"), with respect to shares of Common Stock beneficially owned by it, (ii) Paul C. O'Brien, with respect to shares of Common Stock beneficially owned by Telcom and (iii) Mark P. Kiley, with respect to shares of Common Stock beneficially owned by Telcom. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons." Mr. O'Brien and Mr. Kiley are the managers of Telcom.

     (b) The business address of each of the Reporting Persons is c/o The O'Brien Group, Inc., Two International Place, Boston, MA 02110.

     (c) The principal business of Telcom is that of a private investment firm engaged in the purchase and sale of securities for investment for its own account. Telcom was formed specifically to make an equity investment in View Tech.

     Mr. O'Brien's present principal occupation or employment is as President of The O'Brien Group, Inc., which performs management consulting services principally in the telecommunications industry. Mr. Kiley's present principal occupation or employment is as a consultant with The O'Brien Group, Inc.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Messrs. O'Brien and Mr. Kiley are United States citizens.

ITEM. 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 15, 1996, Telcom purchased 170,455 shares of Common Stock and a warrant to purchase 85,228 shares of Common Stock for an aggregate purchase price of $750,000. The purchase was made with Telcom's investment capital, which funds were provided by contemporaneous capital contributions by Telcom's two initial Class A members, Barbara Cleary and William F. Connell, who purchased their membership interests in Telcom in a transaction exempt from registration under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 505 of Regulation D thereunder.

ITEM 4.   PURPOSE OF TRANSACTION.

     On December 31, 1996, Telcom and View Tech entered into a Common Stock and Common Stock Purchase Warrant Agreement (the "Agreement") which contemplates the purchase by Telcom of up to (i) 650,000 shares of Common Stock and (ii) warrants ("Warrants") to purchase up to 325,000 shares of Common Stock (collectively, "Purchased Securities"), at a price of $4.40 per unit, each unit consisting of one (1) share of Common Stock and a Warrant for one-half (1/2) share. The Warrants are exercisable at a price of $6.50 per share of Common Stock and expire December 31, 2001. Telcom agreed to use its reasonable best efforts to purchase Purchased Securities with an aggregate purchase price of $2,500,000 or more by January 15, 1997, and, cumulatively, Purchased Securities including up to 650,000 shares of Common Stock and Warrants to purchase up to 325,000 Warrant Shares by February 15, 1997; provided that (i) Telcom may extend either such anticipated date for a closing by up to 15 days, (ii) View Tech may designate an earlier date for an initial closing with respect to issuance and sale of Purchased Securities with an aggregate purchase price of less than $2,500,000,
(iii) there shall not be more than three closings and (iv) the last closing shall occur not later than February 28, 1997. The number of Purchased Securities covered by the Agreement may be increased by mutual agreement, but not to a number that would require View Tech to obtain stockholder approval under applicable rules promulgated by The NASDAQ National Market.

     View Tech designated January 15, 1997 as the date for an initial closing with respect to Purchased Securities with an aggregate purchase price of $750,000. On that date, Telcom acquired Purchased Securities comprising 170,455 shares of Common Stock and a Warrant to purchase 85,228 shares of Common Stock. Telcom's purchase was for investment purposes. Telcom expects to acquire additional Purchased Securities as contemplated by the Agreement, likewise for investment purposes.

     Pursuant to the Agreement, upon the initial issuance and sale of Purchased Securities, the size of View Tech's Board of Directors was increased to seven members and Paul C. O'Brien was elected Chairman and a member of View Tech's Board of Directors, to serve until View Tech's next annual meeting. View Tech agreed, pursuant to the Agreement, that until the end of the initial three-year director term to which Mr. O'Brien may be elected (which cannot begin until such meeting), to take such actions as may be practicable to cause Mr. O'Brien to be nominated and serve in such capacities or, if he does not so serve for any reason, to take such actions as may be practicable to cause another person designated by Telcom and reasonably acceptable to a majority of the Board of Directors to be nominated and elected to serve as a member of the Board of Directors.

     In the event that Telcom purchases Purchased Securities with an aggregate purchase price of at least $2,500,000, View Tech also agreed on December 31, 1996 (the "Additional Warrant Agreement") to issue to Messrs. O'Brien and Kiley common stock purchase warrants ("Additional Warrants") in substantially the same form and upon the same terms and conditions as the Warrants, covering in the aggregate one-half the aggregate number of shares of Common Stock as are covered by the Warrants which are included in the Purchased Securities. The Additional Warrants, when and if issued, will be allocated equally between Mr. O'Brien and Mr. Kiley.

     Pursuant to the Agreement, as long as there are outstanding Warrants to purchase at least 50% of the aggregate number shares of Common Stock originally covered by all Warrants issued under the Agreement, but not later than June 15, 1997, subject to certain exceptions, (i) if View Tech intends to issue equity securities to a third party, it will first offer to each holder of Purchased Securities and shares of Common Stock issued upon exercise of Warrants or Additional Warrants ("Warrant Shares") the right, for a period of 20 days, to purchase for cash, for the same purchase price or other consideration, a number of such other securities (up to the number of such securities that View Tech intends to issue or has received an offer to purchase) that would enable, after giving effect to such issuance, such holder to maintain its same proportionate fully-diluted ownership in View Tech as it held before such notice and (ii) View Tech will not, except with the affirmative vote or consent of at least five members of its Board of Directors, (a) merge or consolidate with, or sell, assign, lease or otherwise dispose of or voluntarily part with control of (whether in one transaction or in a series of transactions) all or substantially all of its assets to any third party, or (b) permit any of its subsidiaries to do any of the foregoing, other than sales or dispositions of assets in the ordinary course of business. In addition, under the Agreement such holders are granted certain "piggyback" registration rights and certain registration rights on Form S-3 (or Form SB-2 if View Tech is not eligible for any reason to use Form S-3).

     The Warrants and Additional Warrants are redeemable at View Tech's option on 30 days' notice to the holders thereof at a price of $.50 per Warrant Share if (i) the average closing bid price of the Common Stock has been at least $10.00 per share for a period of 60 consecutive trading days ending within ten days prior to View Tech's written notice of redemption, or (ii) View Tech effects a best efforts or firm commitment underwritten public offering of Common Stock resulting in gross proceeds to View Tech of not less than $7,500,000, provided that in such case the exercise price for the Warrants and Additional Warrants will be reduced in proportion to any amount by which the public offering price is less than $10.00 per share.

     Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in any transaction or event of any type described in Item 4, paragraphs (a) through (j) inclusive, of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The approximate aggregate percentage of outstanding shares of Common Stock owned by the Reporting Persons is based on 5,691,464 shares outstanding as of December 31, 1996, as reported by View Tech to the Reporting Persons, and 6,666,464 shares deemed to be outstanding as of January 24, 1997 including shares beneficially owned by the Reporting Persons. As of January 24, 1997:

           (i) Telcom owns beneficially 975,000 shares of Common Stock, constituting approximately 14.6% of the shares outstanding.

           (ii) Mr. O'Brien owns directly no shares of Common Stock but may, by reason of the provisions of Rule 16d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), be deemed to own beneficially 975,000 shares of Common Stock (constituting approximately 14.6% of the shares outstanding) held beneficially by Telcom.

           (iii) Mr. Kiley owns directly no shares of Common Stock but may, by reason of the provisions of Rule 16d-3 under the Act, be deemed to own beneficially 975,000 shares of Common Stock (constituting approximately 14.6% of the shares outstanding) held beneficially by Telcom.

           (iv) In the aggregate, the Reporting Persons own beneficially 975,000 shares of Common Stock, constituting approximately 14.6% of the shares outstanding.

         (b) Telcom has the power to vote or to direct the voting of securities held by Telcom, as well as investment power, including the power to dispose or to direct the disposition of securities held by Telcom, which powers may be exercised (and accordingly are shared) by Mr. O'Brien and Mr. Kiley jointly in their capacity as managers of Telcom, provided, however, that the consent of all Telcom's members and of its Class A members as a class is required for the sale of all or a substantial portion of Telcom's assets, its merger or consolidation or its liquidation, dissolution and winding up.

         (c) During the past 60 days, the only transactions in Common Stock that were effected by the Reporting Persons were (i) the execution and delivery of the Agreement and the Additional Warrant Agreement on December 31, 1996 and (ii) Telcom's purchase on January 15, 1997 of Purchased Securities comprising 170,455 shares of Common Stock and a Warrant to purchase 85,228 shares of Common Stock.

         (d) No person other than Telcom is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Purchased Securities or Warrant Shares.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of View Tech including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, other than (i) the Agreement, the Warrants and the Additional Warrant Agreement and (ii) Telcom's limited liability company operating agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1.                   Common Stock and Common Stock Purchase Warrant
                             Agreement dated as of December 31, 1996 between View Tech, Inc. and Telcom Holding, LLC, filed as
                             Exhibit 10.14 to View Tech's Registration
                             Statement on Form SB-2 under the Securities Act
                             (Registration No. 333-19597) and incorporated herein by reference.

Exhibit 2.                   Form of Warrant between View Tech, Inc. and Telcom
                             Holding, LLC, filed as Exhibit 4.2 to View Tech's
                             Registration Statement on Form SB-2 under the
                             Securities Act (Registration No. 333-19597) and incorporated herein by reference.

Exhibit 3.                   Letter Agreement dated as of December 31, 1996 by
                             View Tech, Inc. in favor of Paul C. O'Brien and
                             Mark P. Kiley, filed as Exhibit 10.15 to View
                             Tech's Registration Statement on Form SB-2 under the Securities Act (Registration No. 333-19597) and incorporated herein by reference.

Exhibit 4.                   Joint Acquisition Statement pursuant to Rule
                             13d-1(f)(1) of the Act.


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 27, 1997      TELCOM HOLDING, LLC

                              By: /s/ Paul C. O'Brien
                                 ----------------------------
                                  Paul C. O'Brien, Manager

                              By: /s/ Mark P. Kiley
                                 ----------------------------
                                  Mark P. Kiley, Manager

                                 /s/ Paul C. O'Brien
                              -------------------------------
                              Paul C. O'Brien, individually

                                 /s/ Mark P. Kiley
                              -------------------------------
                              Mark P. Kiley, individually